O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  EGONZALEZ@OLSHANLAW.COM
DIRECT DIAL:  212.451.2206

March 25, 2014

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sensient Technologies Corporation
Definitive Additional Soliciting Materials
Filed By FrontFour Capital Group LLC et. al
Filed March 19, 2014
File No. 001-07626

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 21, 2014 (the “Staff Letter”) with regard to the above-referenced matter filed on March 19, 2014 (the “FrontFour Letter”).  We have reviewed the Staff Letter with our client, FrontFour Capital Group LLC (together with its affiliates, “FrontFour”), and we provide the following responses on FrontFour’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the FrontFour Letter.

1.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.  We note the following examples that must be supported:

•	that the company has failed to earn its cost of capital in 6 out of the last 10 years.

FrontFour acknowledges the Staff’s comment and provides the following charts below demonstrating that the Company has failed to earn its cost of capital in 6 out of the last 10 years, specifically in 2005, 2006, 2007, 2010, 2011 and 2013.  As shown below, the Company’s return on invested capital (ROIC) in each of these years was below its weighted average cost of capital (WACC).

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 25, 2014

•	that based on your analysis, you believe that the company can buy back $350 million of common stock without impacting its credit rating.

FrontFour’s basis for this statement is based on its conversations with various rating agencies and other industry participants on how much leverage can be put on the Company’s balance sheet before threatening its investment grade credit rating, as well as the Company’s historical leverage levels.  For example, over the past 10 years, Sensient has had an average leverage of 2.4x and went as high as approximately 4x leverage in 2005.  At 2.5x leverage, Sensient can undertake a buyback of up to $350 million, which is roughly 1.4x its current EBITDA for the last twelve months (“LTM”) ended December 31, 2013 ($350 million buy back /$256 million LTM EBITDA).  The Company’s current net leverage is at 1.3x, which when combined with the increased buyback, would bring Sensient to approximately 2.5x leverage or better, when taking into account the cash which will be generated by the Company during the 2014 fiscal year.

2.
We note your disclosure that one key criterion to serve on the board should be “direct investment in Sensient that secures close alignment with the interests of all shareholders.”  We also note in your proxy statement that some of your nominees do not own any shares in the company.  Please make sure to include the latter information when stating the former to provide the proper context for your assertions.

FrontFour acknowledges the Staff’s comment and will disclose in future filings the fact that some of its nominees do not own any shares in the Company when stating that one key criterion to serve on the Board should be “direct investment in Sensient that secures close alignment with the interests of all shareholders.”

*            *           *           *           *

March 25, 2014

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Elizabeth Gonzalez-Sussman

Elizabeth Gonzalez-Sussman

cc:	Stephen Loukas, FrontFour Capital Group LLC
David Lorber, FrontFour Capital Group LLC
Steve Wolosky, Olshan Frome Wolosky LLP